Exhibit 99.1

PRESS RELEASE

Borqs Technologies Expects to Report $31M-$35M Revenue for 2021, up to 30% Growth,
Anticipating Significant Revenue Growth for 2022

Santa Clara, California, January 26, 2022 Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless solutions, Internet of Things (IoT) solutions, and innovative clean energy, with operations in the US, India and China, today announced the Company expects to report revenue of between $31 million to $35 million for the fiscal year ended December 31, 2021, with more than 85% of revenues generated from US, European, and Indian customers. This represents revenue growth of up to 30% from the $26.8 million revenue reported in fiscal year 2020.

In the meantime, the Company anticipates significant revenue growth for the fiscal year 2022 from both its core operations, that expects to generate between $45 million and $55 million in revenue, and its recently acquired innovative clean energy business, Holu Hou Energy LLC (“HHE”), which expects to contribute between $40 million to $50 million in contract value in 2022, its first full year of financial consolidation with Borqs.

The Company’s main product segments include:

•	For wireless and IoT solutions, Borqs provides customized software and hardware solutions to international customers, primarily in the US, Europe, India, and China, including specialized phones, handheld computer products, IoT devices, and point-of-sale (POS) machines.
•	For innovative clean energy products, the Company currently supplies solar and lithium battery-based energy storage solutions through HHE to the Hawaiian market, with plans to enter into the continental US market in 2022.

The Company currently employs approximately 300 staff worldwide, with 73% in India, 7% in the US, and 20% in China and other markets. Borqs anticipates expanding staffing in the US in 2022 as it capitalizes on new opportunities to expand its energy storage solutions in the US.

“We have built a strong foundation to capture exciting growth opportunities across multiple large, global market opportunities,” commented Anthony Chan, Executive Director of Finance and US Operations. “As a proven solutions provider with rapidly expanding operations in attractive markets globally, Borqs is ideally positioned for strong revenue growth in 2022 and beyond. Furthermore, with a PCAOB registered US-based auditor in place, investors should have full confidence in accuracy of the numbers we report.”

The above forecasts are based on management’s current expectations and are subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in these forecasts due to a variety of factors. See “Forward-Looking Statements and Additional Information” below.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Borqs recently acquired controlling interests in Holu Hou Energy LLC, a solar energy storage systems company in the U.S.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “forecasts”, “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should”, “estimates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the revenues from business activities as described herein may not be reached or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com